UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vallon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92023M101

(CUSIP Number)

SALMON Pharma GmbH

Richard Ammer, M.D., Ph.D.

Kuhloweg 37, D-58638

Iserlohn, Germany

Telephone: +49 2371 937-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92023M101

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) SALMON Pharma GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,523,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,523,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4% (1)
14.	Type of Reporting Person (See Instructions) OO
(1)	This percentage is calculated based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON Pharma GmbH and David Baker).

CUSIP No. 92023M101

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Richard Ammer, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,523,797 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,523,797 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,797 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4% (2)
14.	Type of Reporting Person (See Instructions) IN
(1)	Represents shares of common stock held by SALMON Pharma GmbH. Dr. Ammer is the general manager of SALMON Pharma GmbH.
(2)	This percentage is calculated based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON Pharma GmbH and David Baker).

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed by SALMON Pharma GmbH and Richard Ammer, M.D., Ph.D. (collectively, the "Reporting Person") on February 16, 2021 with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Vallon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) (the "Original Schedule 13D"). The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1). The Original Schedule 13D (as amended by Amendment No. 1) remains in full force and effect, except as specifically amended by this Amendment No. 1. This Amendment No. 1 is being filed solely to correct a scrivener’s error in connection with the percentage of outstanding shares of the Issuer's Common Stock owned by the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of February 10, 2021:

Reporting Person	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
SALMON Pharma GmbH	1,523,797	0	1,523,797	0	1,523,797	1,523,797	22.4%
Richard Ammer, M.D., Ph.D.(2)	0	0	1,523,797	0	1,523,797	1,523,797	22.4%

(1)	This percentage is based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON and David Baker).

(2)	Represents 1,523,797 shares of common stock held by SALMON. Ammer is the general manager of SALMON.

(c) The information provided in Item 3 is hereby incorporated by reference. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2021

SALMON PHARMA GMBH

By:	/s/ Richard Ammer, M.D., Ph.D.
Name:	Richard Ammer, M.D., Ph.D.
Title:	General Manager

By:	/s/ Richard Ammer, M.D., Ph.D.
Name:	Richard Ammer, M.D., Ph.D.